Exhibit 77C:  Matters Submitted to a Vote of Security Holders
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A  special  meeting  of  the  shareholders (the "Shareholders") of the Tributary
International Equity Fund, a series portfolio of Tributary Funds, Inc., was held on July 21, 2011 at the offices of the Company, located at 1620 Dodge Street, 8th Floor, Omaha, Nebraska. At the meeting, the following matter was voted upon
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                                NUMBER OF VOTES


Proposal: To approve an Agreement and Plan of Reorganization pursuant to which Federated International Leaders Fund ("Federated Fund"), a series portfolio of Federated World Investment Series, Inc., would acquire all of the assets of the Tributary International Equity Fund in exchange for Institutional Shares of the Federated Fund which will be distributed pro rata by the Tributary International Equity Fund to its shareholders, in complete liquidation and termination of the Tributary International Equity Fund as a series portfolio of Tributary Funds, Inc.
                          FOR         AGAINST     ABSTAINED     BROKER NON-VOTES

                 6,780,849.815           0           0                  0


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